UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

 For the month of October, 2025

 Commission File Number: 001-31522

Eldorado Gold Corporation
(Translation of registrant’s name into English)

1188-550 Burrard Street, Bentall 5 Vancouver, B.C. Canada V6C 2B5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☑

INCORPORATION BY REFERENCE

Exhibits 99.1, 99.2, 99.5 and 99.6 to this Form 6-K of Eldorado Gold Corporation (the “Company”) are hereby incorporated by reference into the Registration Statement on Form F-10 (File No. 333-288100) and the Registration Statements (File Nos. 333-261772, 333-103898, 333-107138, 333-122683, 333-145854, 333-153894, 333-160349, 333-176184, 333-180504, 333-197861, 333-230600, and 333-288421) on Form S-8 of the Company, as amended or supplemented.

EXHIBIT INDEX

Exhibits

99.1	Unaudited Condensed Consolidated Interim Financial Statements for the three and nine months ended September 30, 2025 and 2024
99.2	Management's Discussion and Analysis for the three and nine months ended September 30, 2025
99.3	CEO Certification
99.4	CFO Certification
99.5	Consent of Simon Hille
99.6	Consent of Jessy Thelland

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELDORADO GOLD CORPORATION
(Registrant)

Date: October 30, 2025	/s/ Karen Aram Karen Aram Corporate Secretary